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                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No.  333-77229
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                                 T REIT, INC.

                     Supplement No. 1, dated March 7, 2001
                to the Prospectus, dated February 22, 2000 and
           to the Post-Effective Amendment, dated December 26, 2000

  This Supplement No. 1 supplements, modifies and supersedes some of the information contained in our prospectus, dated February 22, 2000, and our Post Effective Amendment, dated December 26, 2001 (collectively "the Prospectus"). References in this Supplement No. 1 to the Prospectus mean the prospectus of T REIT, Inc., dated February 22, 2000, and the Post Effective Amendment dated December 26, 2001 (collectively "the Prospectus"). Unless we define a term in this Supplement No. 1, you should rely on the prospectus for the meaning of any defined terms. References in this Supplement No. 1 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., our operating partnership, unless the context otherwise requires.

                            STATUS OF OUR OFFERING

General

  On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in the Prospectus. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

  As of March 7, 2001, we had sold 830,729.52 shares, including 22,090 shares issued to our advisor, Triple Net Properties, LLC, and 8,138,940 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $8,227,662.63 (excluding funds from Pennsylvania investors).

Subsequent State Registrations

  We were approved to sell in Idaho, New Mexico and Mississippi and are currently in the process of registering in Arkansas.

Fees and Expenses Paid in Connection with Our Offering

 Selling Commissions

  NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of March 7, 2001, we had incurred $631,991.26 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

  The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of March 7, 2001, there were 3588.4 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

  We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense

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reimbursements, bonuses, incentive compensation, volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of March 7, 2001, we had incurred $118,498.36 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

  Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of March 7, 2001, we had incurred $205,691.57 in other organizational and offering expenses.

Resignation of an Officer and Affiliated Director

  Sterling McGregor resigned as Vice President and Director of our Company on February 7, 2001 to accept employment with another company. Mr. McGregor left our Company on good terms and had no disagreements with our Company on any matter relating to its operations, policies or practices. Pursuant to our Articles of Incorporation (the "Articles"), we are required to have a board of directors of at least three and no more than nine members. Our Articles further require that a majority of the Board of Directors be independent directors. Although Mr. McGregor has resigned his positions with our Company, we are still in compliance with our Articles.

  The Board of Directors accepted the resignation of Mr. McGregor at their meeting on February 23, 2001 and will postpone the appointment of a successor until a suitable candidate can be located.

Change of Annual Meeting Date

  The Board of Directors unanimously approved an Amendment to the Bylaws ("Amendment") moving the annual meeting from March until May of each year.

Triple Net Properties Realty, Inc.

  On February 28, 2001, we executed an agreement with Triple Net Properties Realty, Inc. ("Realty"), an affiliate of our advisor, regarding the payment of real estate commissions in connection with properties we acquire. In this agreement, we agree that the real estate commission received by Realty in connection with any of our acquisitions will not exceed 2% of the purchase price of such acquisition, in accordance with representations set forth in our Prospectus. In addition, Realty agreed to repay us $45,286 as reimbursement for excessive real estate commissions that it inadvertently received in connection with the acquisitions of Plaza del Rey Shopping Center and Seguin Corners Shopping Center.

Potential Property Acquisitions

  We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

  There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.


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